Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801, U.S.A. Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@mazorrobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 3088900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 germany@mazorrobotics.com

Contact: Stephani Shipman
Marketing Communications Manager
Mazor Robotics, Inc.
s.shipman@mazorrobotics-us.com
(407) 591-3461

New clinical data presented during NASS 2014 scientific program on efficacy, accuracy, and safety of Mazor Robotics technology in spine surgery

On Friday, November 14, new data supporting the use of the Mazor Robotics Renaissance® Guidance System was presented during the scientific program of the North American Spine Society (NASS) annual meeting in San Francisco. This marks the first time that Renaissance technology was represented in the scientific program at a NASS meeting.

Clinical data was shared in both e-poster and podium presentation format demonstrating clinical efficacy of the Renaissance system. When compared to freehand technique, accuracy was shown to improve in MIS, percutaneous, and complex revision cases when using Renaissance.1,2,3 One study in particular reported a 50 percent reduction in the use of fluoroscopy when using Renaissance in MIS procedures vs. freehand.4

The three podium presentations were led by the following Renaissance surgeons: Dr. Faissal Zahrawi of Florida Hospital Celebration Health, Dr. Samuel Bederman of University of California, Irvine Medical Center, and Dr. Bert Hoess of Medical Spectrum Twente Hospital in the Netherlands.

“With the paradigm shift in the healthcare industry, hospitals and surgeons need technology that is scientifically validated to improve outcomes,” said Mazor Robotics Ltd. CEO Ori Hadomi. “It is very exciting to see continual growth in the amount of clinical evidence supporting Renaissance technology in spine surgery.”

Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) is dedicated to the development of innovative surgical guidance systems and complementary products that provide a safer environment for patients, surgeons, and operating room staff. For more information, please visit www.mazorrobotics.com.

1Zahrawi, Faissal, MD, FACS. “Comparative Analysis of Robotic-Guided Pedicle Screw Placement Accuracy & Freehand Controls in Percutaneous Adult Degenerative Spinal Instrumentation.” North American Spine Society Annual Meeting 2014. Moscone Center, San Francisco, CA. 14 November 2014. Conference Presentation.

2Bederman, S. Samuel, MD, PhD FRCSC. “Accuracy of Pedicle Screw Placement in Revision Spine Surgery using Robotic Guidance.” North American Spine Society Annual Meeting 2014. Moscone Center, San Francisco, CA. 14 November 2014. Conference Presentation.

3Hoess, Bert, MD. “Clinical Pedicle Screw Accuracy and Deviation from Planning in Robot-Guided Spine Surgery.” North American Spine Society Annual Meeting 2014. Moscone Center, San Francisco, CA. 14 November 2014. Conference Presentation.

4 Cannestra, Andrew, MD, PhD. “Significantly Decreased Radiation Exposure in Percutaneous Adult Degenerative Spinal Instrumentation with Robotic Guidance.” North American Spine Society Annual Meeting 2014. Moscone Center, San Francisco, CA. 12 November 2014. Conference Electronic Poster Presentation.